EXHIBIT 99.1

PRESS RELEASE
For the first quarter ended March 31, 2003
All amounts are in US$ unless otherwise stated

TIW Reports EBITDA of $81.4 Million
and Operating Income of $30.4 Million

Montréal, Canada, May 2, 2003 – Telesystem International Wireless Inc. (“TIW” or the “Company”) (TSX, “TIW”, Nasdaq, “TIWI”) today reported its results for the first quarter ended March 31, 2003.

Consolidated operating income before depreciation and amortization (EBITDA) from continuing operations increased 61% to $81.4 million compared to $50.7 million for the first quarter of 2002. The strong EBITDA growth reflects the continued solid financial performance in Romania and improved results in the Czech Republic where the Company’s operating subsidiary recorded a fifth consecutive quarter of positive EBITDA. Operating income from continuing operations almost doubled to $30.4 million compared to $16.6 million for the same period last year.

During the quarter, TIW’s financial position improved significantly and the Company repaid the total amount outstanding on its bank facility. TIW closed the sale of a minority interest in MobiFon for proceeds of $42.5 million and also closed the sale of its Brazilian cellular operations for total cash proceeds of $70 million. On April 25, 2003, TIW redeemed $48 million in principal amount of 14% Senior Guaranteed Notes (“Senior Notes”) plus accrued interest.

“Cash distributions from MobiFon and the sale of assets have allowed TIW to retire its corporate bank facility before its June 2003 maturity and to reduce total corporate indebtedness by over $95 million since the beginning of the year. TIW’s corporate indebtedness now consists essentially of US$ 172 million in Senior Notes due December 2003,” said Bruno Ducharme, President and Chief Executive Officer of TIW. “MobiFon paid a $59 million dividend to its shareholders in late April 2003 and we expect further distribution during 2003. Our priority at the corporate level for 2003 is to refinance our Senior Notes on terms that will give TIW more financial flexibility and more choices going forward.”

“Both MobiFon and Ceský Mobil are off to a solid start in 2003. Ceský Mobil’s strategy of targeting postpaid subscriber growth is generating strong results. Ceský Mobil added 75,000 postpaid subscribers representing 83% of its net additions during the quarter,” said Alexander Tolstoy, President and Chief Executive Officer of ClearWave. “In Romania, MobiFon moved swiftly to take advantage of the newly liberalized market with a strong focus on offering new international long distance services to its key and corporate accounts while it continues to record an outstanding financial performance, generating strong EBITDA.”

Results of Operations

TIW recorded net subscriber additions for the first quarter of 148,150 to reach total subscribers from continuing operations of 4,075,500, up 25% compared to 3,253,900 at the end of the first quarter of 2002. Consolidated service revenues increased 37% to $189.4 million compared to $138.7 million for the first quarter of 2002. The strong revenue growth, lower selling, general and administrative expenses (“SG&A”) as a percent of revenues and continued cost management at the corporate level resulted in an operating income of $30.4 million compared to $16.6 million for the same period last year.

Income from continuing operations was $11.8 million, or $0.03 per share compared to income from continuing operations of $39.5 million or $0.12 per share for the first quarter of 2002. The 2003 income from continuing operations includes a pre-tax non-cash gain of $19.8 million on the sale of a minority interest in MobiFon, while the 2002 income from operations includes a pre-tax non-cash gain of $47.7 million related to the financial restructuring of the Company completed in the first quarter of 2002. Net income for the first quarter 2003 amounted to $3.0 million or $0.01 per share compared to a net income of $39.5 million or $0.12 per share for the first quarter 2002. The 2003 figure includes a loss of $8.8 million on the sale of discontinued operations.

MobiFon S.A. – Romania

MobiFon, the market leader in Romania with an estimated 51% share of the cellular market, added 37,500 net subscribers for the first quarter for a total of 2,672,700, compared to 2,180,500 subscribers at the end of the same 2002 period, an increase of 23%. The pre-paid/post-paid mix at the end of the first quarter 2003 was 65/35 compared to 64/36 a year ago, consistent with the higher proportion of prepaid subscribers added during the last 12 months. MobiFon has recently positioned itself to take advantage of the telecom market deregulation which ended Romtelecom’s monopoly as of January 1, 2003 and enabled direct interconnection with a number of international service providers and this positioning has already generated improved international revenue margins.

Service revenues reached $113.1 million, an increase of 18%, due to a larger subscriber base, including a larger proportion of prepaid subscribers, compared to $96.0 million for the first quarter last year. SG&A expenses decreased to 21% of service revenues compared to 22% for the 2002 corresponding period. EBITDA increased 25% to $65.8 million compared to $52.6 million for the same period last year and EBITDA as a percentage of service revenue improved to 58% compared to 55% in the quarter ending March 31, 2002. Operating income rose 12% to $35.8 million compared to $32.0 million for the first quarter in 2002.

Ceský Mobil a.s. — Czech Republic

Ceský Mobil added 90,800 net subscribers in the first quarter to reach 1,270,600, an increase of 29% compared to 987,100 subscribers at the end of the first quarter of 2002. The Company’s focus on post-paid growth was very successful and resulted in the addition of 75,300 post-paid subscribers representing 83% of net additions during the quarter. As a result, the Company’s prepaid/post-paid mix as of March 31, 2003 was 61/39 compared to 73/27 at March 31, 2002. Ceský Mobil estimates it held a 14% share of the national cellular market as of March 31, 2003, compared to a 13% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 86% from 73% at the end of the first quarter of 2002 when Ceský Mobil recorded 128,700 net subscriber additions.

Service revenues increased 78% to $76.3 million compared to $42.7 million for the first quarter of 2002. Ceský Mobil recorded EBITDA of $17.3 million, its fifth consecutive quarter of positive EBITDA, compared to EBITDA of $0.9 million for the same period last year. This improvement reflects the revenue impact of solid subscriber growth and the economies of scale realized as the fixed costs are spread over the larger subscriber base. SG&A expenses declined to 29% of service revenues compared to 39% for the same period last year. Operating loss improved to $3.8 million compared to $12.6 million for the first quarter of 2002.

Corporate and Other

The Company’s wireless operations in India and other corporate activities recorded negative EBITDA of $1.6 million for the first quarter ended March 31, 2003 compared to negative EBITDA of $2.7 million for the same period last year. The improvement reflects mainly a reduction in corporate overhead following the Company’s restructuring.

Liquidity and Capital Resources

For the first quarter of 2003, operating activities provided cash of $46.5 million compared to $18.9 million in 2002 mainly explained by the increase in the first quarter 2003 EBITDA over the corresponding period in 2002 offset by higher taxes paid by MobiFon in 2003.

Investing activities provided cash of $10.6 million for the first quarter ended March 31, 2003, compared to using cash of $54.6 million in the corresponding 2002 period. During the 2003 period, the Company received net partial proceeds of $39.0 million from the sale of a minority interest in MobiFon. These proceeds were partially offset by lower acquisitions of property, plant and equipment of $29.8 million, in line with lower subscriber growth experienced during the period.

Financing activities used cash of $20.3 million in the first quarter of 2003. The Company repaid the total amount outstanding of $47.4 million of its senior corporate bank facility and retired the facility March 26 2003. During the quarter, TIW’s subsidiaries in Central and Eastern Europe drew $27.1 million from their long-term credit facilities.

Discontinued operations provided cash of $68.1 million on the first quarter of 2003 representing proceeds of $70.0 million from the sale of the Company’s Brazilian operations, partially offset by exit costs incurred during the quarter.

During the first quarter 2003, we closed the sale of an 11.1 million share interest in MobiFon to an affiliate of Emerging Markets Partnership (“EMP”) for a total cash consideration of $42.5 million of which $40.0 million was received on March 19, 2003 and the remaining is due in May 2003.

We also closed the sale of our Brazilian cellular operations to Highlake International Business Company Ltd., an affiliate of Opportunity Fund, for total cash proceeds of $70.0 million on March 26, 2003. Outstanding litigation between TIW and the Opportunity group of companies has also been settled as part of this transaction.

Cash and cash equivalents at the end of the first quarter ended March 31, 2003 totaled $165.7 million, including $71.3 million at the corporate level. On April 25, 2003, TIW redeemed $48 million in principal amount of Senior Notes plus accrued interest.

As of March 31, 2003, total consolidated indebtedness was $1.0 billion, of which $227.0 million was at the corporate level, $283.7 million at MobiFon and $493.3 million at Ceský Mobil. Total indebtedness at the TIW level was mainly comprised of $225.7 million in Senior Notes including related accrued contingent payments of $5.2 million. As a result of the April 25, 2003 repayment, the principal amount currently outstanding on the Senior Notes has been reduced to $172.5 million. Considering the short term maturity of the Senior Notes due December 2003, committed cash obligations of the Company for the upcoming 12 months exceed its committed sources of funds and cash on hand. As previously reported, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. The Company continues to review opportunities to refinance its corporate debt, raise new financing and sell assets.

On April 23, 2003 MobiFon paid a dividend of Lei 1.974 trillion (approximately $ 59.1 million), to its shareholders. ClearWave’s share of the dividend was approximately $ 33.5 million. ClearWave also already received, during 2002, its pro-rata share of distributions, amounting to $24.6 million, from MobiFon’s ongoing share repurchase program. Shareholders have until June 30, 2003 to tender their shares in order to realize their pro-rata share of this distribution amount. Accordingly, ClearWave’s and the Company’s ultimate ownership of MobiFon may vary between 57.1% and 57.7%, and 48.9% and 49.4% respectively throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

Annual and Special Meeting Webcast

TIW’s 2002 Annual and Special Meeting of Shareholders will be accessible live via an audio webcast from our web site. The webcast is scheduled to begin at 2:00 p.m. EDST on Friday, May 2, 2003 (at http://www.tiw.ca).

Conference Call

The conference call with analysts on the first quarter 2003 results for TIW and ClearWave will be made available via an audio web cast from TIW’s Internet site. The web cast is scheduled to begin at 9:00 a.m. EDST on Monday, May 5, 2003 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on May 5 and 11:59 p.m. on May 30. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1405861.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.1 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

FOR INFORMATION:

MEDIA: MARK BOUTET Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	INVESTORS: SERGE DUPUIS Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca

TELESYSTEM INTERNATIONAL WIRELESS INC.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,

	2003	2002

	$	$

	(unaudited)
STATEMENTS OF INCOME AND CASH FLOWS DATA:
Revenues	199,462	146,801
Operating income	30,386	16,629
Interest expense, net	(27,021)	(27,199)
Foreign exchange gain	140	2,651
Net gain on disposal of investments	19,560
Gain on Recapitalization and Units exchange	—	47,669
Income from continuing operations	11,848	39,521
Loss from discontinued operations	(8,811)	—
Net income	3,037	39,521
Basic and diluted earnings (loss) per share
From continuing operations	0.03	0.12
From discontinued operations	(0.02)	—
Net earnings	0.01	0.12
Acquisitions of property plant and equipment	29,778	53,808
OPERATING DATA FROM CONTINUING OPERATIONS
Operating income before depreciation and amortization (1) (2)	81,443	50,733
Proportionate revenues (2)	73,659	63,672
Proportionate operating income before depreciation and amortization (2)	33,718	26,043

	As at March 31,	As at December 31,

	2003	2002

	$	$
	(unaudited)
BALANCE SHEET DATA:
Cash and cash equivalents from continuing operations	165,681	60,706
Total assets	1,465,441	1,450,303
Short-term and long-term debt from continuing operations	1,003,936	1,010,587
Total capital (3)	1,302,784	1,302,784
Total shareholders’ equity	55,208	51,537

TELESYSTEM INTERNATIONAL WIRELESS INC.

OVERVIEW OF CONTINUING OPERATIONS (4)

(as at March 31, 2003)

			Licensed
		Start-up	POPs	Total	Equity	Equity POPs
	Technology	Date of Operations	(millions)	Subscribers (5)	Interest (6)	(millions)	Equity Subscribers (2)

Central/Eastern Europe Cellular
Romania	GSM	1997	22.4	2,672,765	48.4%	10.9	1,293,600
Czech Republic	GSM	Q1 2000	10.3	1,270,568	19.9%	2.0	252,800

			32.7	3,943,333		12.9	1,546,400
Other
India (Rajasthan)	GSM	1997	56.5	132,179	12.7%	7.2	16,800

			56.5	132,179		7.2	16,800

Total			89.2	4,075,512		20.1	1,563,200

(1)	The Company uses the term operating income before depreciation and amortization, also defined as EBITDA, which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

(2)	Proportionate financial figures and other operational data represent the combination of TIW’s ultimate proportionate ownership in each of its investees and are not intended to represent any measure of performance in accordance with generally accepted accounting principles.

(3)	Consists of share capital, warrants and additional paid-in-capital.

(4)	The results of Central and Eastern Europe are fully consolidated. India’s results are accounted for in a manner similar to the equity method. The results of the Company’s interest in Telpart are reported as discontinued operations.

(5)	Figures include 2,510,713 and 85,298 prepaid subscribers in Central and Eastern Europe and India, respectively.

(6)	Figures represent the Company’s direct and indirect ownership interests in its operations before the exercise of options.

TELESYSTEM INTERNATIONAL WIRELESS INC.

FIRST QUARTER 2003

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS [Note 1]

(in thousands of U.S. dollars)

	March 31,	December 31,
	2003	2002

	$	$

	(unaudited)	[Note 1]
ASSETS
Current assets
Cash and cash equivalents	165,681	60,706
Trade debtors	61,342	54,640
Inventories	8,636	10,248
Value added taxes recoverable	1,069	2,634
Prepaid expenses	23,567	21,789
Deferred income tax assets	509	1,010
Other current assets	11,784	12,248

Total current assets	272,588	163,275

Property, plant and equipment	1,014,556	1,022,300
Licenses	91,861	94,593
Goodwill [Note 4]	48,225	52,606
Deferred financing costs	21,751	22,229
Investments and other assets	16,460	95,300

	1,465,441	1,450,303

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	—	47,406
Trade creditors	63,049	79,532
Accrued liabilities	46,624	36,123
Income and value added taxes payable	14,045	5,459
Deferred revenues	37,441	38,468
Distribution payable to non-controlling interest	13,400	13,400
Current portion of long-term debt	232,429	223,868

Total current liabilities	406,988	444,256

Long-term debt	771,507	739,313
Deferred income tax liabilities	4,708	5,211
Other non-current liabilities	13,846	15,445
Non-controlling interest	213,184	194,541
SHAREHOLDERS’ EQUITY
Share capital	1,056,595	1,056,595
Additional paid-in-capital	246,189	244,875
Warrants	—	1,314
Deficit	(1,252,412)	(1,255,449)
Cumulative translation adjustment [Note 7]	4,836	4,202

Total shareholders’ equity	55,208	51,537

	1,465,441	1,450,303

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (unaudited) [Note 1]

(in thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,

	2003	2002

	$	$

	(unaudited)
REVENUES
Services	189,354	138,695
Equipment	10,108	8,106

	199,462	146,801
Cost of services	56,244	42,231
Cost of equipment	14,668	12,977
Selling, general and administrative expenses	47,107	40,860
Depreciation and amortization	51,057	34,104

OPERATING INCOME	30,386	16,629
Interest expense	(27,361)	(27,532)
Interest income	340	333
Foreign exchange gain	140	2,651
Net gain on disposal of investments [Note 4]	19,560	—
Gain on Recapitalization and Units exchange	—	47,669
Income before income taxes and non-controlling interest and discontinued operations	23,065	39,750
Income taxes	10,406	6,829

Income before non-controlling interest and discontinued operations	12,659	32,921
Non-controlling interest	(811)	6,600

Income from continuing operations	11,848	39,521
Loss from discontinued operations [Note 5]	(8,811)	—

Net income	3,037	39,521
Deficit, beginning of period	(1,255,449)	(1,126,015)
Accretion of equity component of convertible debentures	—	(2,260)

Deficit, end of period	(1,252,412)	(1,088,754)

Basic and diluted earnings (loss) per share [Note 2]
From continuing operations	0.03	0.12
From discontinued operations	(0.02)	—
Net earnings	0.01	0.12

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) [Note 1]

(in thousands of U.S. dollars)

	Three months ended
	March 31,

	2003	2002

	$	$

	(unaudited)
OPERATING ACTIVITIES
Income from continuing operations	11,848	39,521
Depreciation and amortization	51,057	34,104
Non-cash financial expenses	1,785	9,372
Non-controlling interest	811	(6,600)
Net gain on disposal of investments	(19,560)	—
Gain on Recapitalization and Unit exchange	—	(47,669)
Other non-cash items	1,540	3,538
Changes in operating assets and liabilities	(966)	(13,389)

Cash provided by operating activities	46,515	18,878

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(29,778)	(53,808)
Net proceeds from the sale of ownership in a subsidiary [Note 4]	39,000	—
Other investments and advances	1,345	(818)

Cash provided by (used in) investing activities	10,567	(54,626)

FINANCING ACTIVITIES
Repayment of short-term loans	(47,406)	(8,500)
Proceeds from Recapitalization, net of costs	—	41,202
Proceeds from subsidiary’s shares issued to non-controlling interest	—	14,965
Proceeds from long-term debt	27,100	13,530
Cash provided by (used in) financing activities	(20,306)	61,197

Net effect of exchange rate translation on cash and cash equivalents	52	(732)

Cash provided by continuing operations	36,828	24,717
Cash provided by (used in) discontinued operations [Note 5]	68,147	(2,168)

Increase in cash and cash equivalents	104,975	22,549
Cash and cash equivalents, beginning of period	60,706	85,460

Cash and cash equivalents, end of period	165,681	108,009

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

As at March 31, 2003
(in thousands of U.S. dollars)

NOTE 1

BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2002, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

As at March 31, 2003, due to maturity of the 14% Senior Guaranteed Notes on December 30, 2003, the committed cash obligations of the Company for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. In addition, it will be necessary for the Company to comply with covenants to have access to its financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. The Company continues to review opportunities to refinance its corporate indebtedness, raise new financing and sell assets.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in its efforts to refinance its corporate indebtedness, raise new financing and sell assets.

NOTE 2

EARNINGS (LOSS) PER SHARE

The following is a reconciliation of the basic and diluted weighted average number of shares outstanding:

	Three months ended
	March 31,

	2003	2002

(in thousands)	$	$

Denominator
Weighted average number of shares and share equivalents outstanding – basic	502,171	310,986
Dilutive effect of Units	—	2,428

Weighted average number of common shares outstanding – diluted	502,171	313,414

Income from continuing operations for the three months ended March 31, 2002 for purposes of basic and diluted earnings per share is net of the accretion of equity components of convertible debentures and amounted to $37.3 million.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

As at March 31, 2003
(in thousands of U.S. dollars)

NOTE 3

PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amount of $4.6 million for property, plant and equipment which were removed from service during the three month period ended March 31, 2003, or will be shortly removed.

NOTE 4

DISTRIBUTIONS FROM AND DIVESTITURE OF MOBIFON S.A. (“MOBIFON”)

On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. In the event not all MobiFon shareholders exercised their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. A further distribution of $8.8 million was paid to ClearWave on December 19, 2002. The effect of these distributions was to decrease ClearWave’s and the Company’s ultimate equity interest in MobiFon from 63.5% to 62.4% and from 54.4% to 53.4%, respectively. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the shares repurchase, pending expiration of the tender period, distributions made through shares repurchase have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to non-controlling interest is presented within current liabilities.

On March 19, 2003, pursuant to an agreement signed in December 2002, the Company sold 11.1 million of its currently owned shares in MobiFon, held by ClearWave, representing 9.2% of ClearWave’s total shareholding in MobiFon, for aggregate consideration of $42.5 million. Of this amount, $40.0 million was received in cash at the time of sale and $2.5 is due in May, 2003. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, non-controlling interest was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. As a result of this transaction, ClearWave’s and the Company’s ultimate equity interest in MobiFon was reduced from 62.4% to 56.6% and from 54.4% to 48.4%, respectively. However, depending on the timing and the extent of each shareholder’s participation in the share repurchase described in the preceding paragraph, ClearWave’s and the Company’s ultimate ownership of MobiFon may vary between 56.6% and 57.7% and between 48.4% and 49.4%, respectively, throughout the tender period. On April 29, 2003, as a result of an additional shareholder’s participation in the share repurchase, ClearWave’s and the Company’s ultimate ownership of MobiFon increased to 57.1% and 48.9%, respectively.

On April 14, 2002, MobiFon declared a dividend of Lei 1,974 trillion ($59.1 million) which was paid on April 23, 2003. ClearWave’s share of this distribution amounted to $33.5 million.

NOTE 5

DISCONTINUED OPERATIONS

On March 26, 2003, the Company completed the sale of its discontinued Brazilian cellular operations for gross proceeds of $70 million. As a result, the Company recognized a loss of $8.8 million in the three months ended March 31, 2003 representing the difference in the net proceeds and the net carrying value of the Company’s discontinued operations. Outstanding litigation described in Notes 14 and 16 of the annual consolidated financial statements has been settled as part of the transaction.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2003
(in thousands of U.S. dollars)

NOTE 6

CORPORATE INDEBTEDNESS

During the first quarter, the Company’s corporate credit facility was retired with proceeds from the sale of MobiFon shares described in Note 4 and from proceeds from the sale of the Company’s discontinued Brazilian cellular operations. On April 25, 2003, the Company also redeemed $48 million in principal plus accrued interest of $2.1 million of its 14% Senior Guaranteed Notes due December 30, 2003 in accordance with their mandatory prepayments terms.

NOTE 7

FOREIGN CURRENCY

The movement in the foreign currency translation adjustment of $0.6 million, reported as a component of the shareholders’ equity, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was 30.12 Czech Koruna for one US Dollar and 29.32 Czech Koruna for one US Dollar as at December 31, 2002 and March 31, 2003, respectively.

NOTE 8

FINANCIAL INSTRUMENTS

In January 2003, Ceský Mobil entered into interest rate and currency swaps and option arrangements pursuant to which €40.0 million of Euro-based borrowings as at March 31, 2003 are effectively Koruna-based with a fixed Koruna to Euro exchange rate applicable on the associated interest and principal payments until November 2005 with the exception of a 1.75% fixed rate spread which continues to be payable in Euro; additionally, the floating portion of the interest on such borrowings has been capped at 5.755% and a call option hedges currency risk on a further €10.0 million of Euro based debt.

NOTE 9

STOCK BASED COMPENSATION

For purposes of pro-forma disclosures, the estimated fair value of outstanding options is amortized to expense over the options’ vesting periods. The Company’s pro-forma net income would be decreased by $1.5 million for the three months ended March 31, 2003, considering all options issued since the beginning of the plans and would have decreased basic and diluted earnings per share by $0.003.

NOTE 10

COMPARATIVE FIGURES

Certain comparative figures were restated to conform to the presentation adopted in this three-month period ended March 31, 2003 interim consolidated financial statements.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 11

SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE THREE MONTHS ENDED MARCH 31,

	2003				2002

	Romania	Czech Republic	Corporate	Romania	Czech Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total

	$	$	$	$	$	$	$	$

Revenues
Services	113,084	76,270	—	189,354	95,951	42,744	—	138,695
Equipment	5,749	4,359	—	10,108	4,562	3,544	—	8,106

	118,833	80,629	—	199,462	100,513	46,288	—	146,801
Cost of services	21,152	35,092	—	56,244	17,959	24,272	—	42,231
Cost of equipment	8,216	6,452	—	14,668	8,698	4,279	—	12,977
Selling, general and administrative expenses	23,668	21,828	1,611	47,107	21,276	16,876	2,708	40,860

Operating income (loss) before depreciation and amortization	65,797	17,257	(1,611)	81,443	52,580	861	(2,708)	50,733
Depreciation and amortization	29,970	21,064	23	51,057	20,602	13,463	39	34,104

Operating income (loss)	35,827	(3,807)	(1,634)	30,386	31,978	(12,602)	(2,747)	16,629

Acquisition of property, plant and equipment, including unpaid acquisitions	14,506	11,175	—	25,681	15,264	34,406	15	49,685
Property, plant and equipment, licenses and goodwill as at March 31, 2003 and December 31, 2002	534,407	619,804	431	1,154,642	555,742	613,298	459	1,169,499

Total assets of continuing operations as at March 31, 2003 and December 31, 2002	702,927	667,136	95,378	1,465,441	670,326	664,265	115,712	1,450,303

TELESYSTEM INTERNATIONAL WIRELESS INC.

FIRST QUARTER 2003

SUPPLEMENTARY INFORMATION

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT — PROPORTIONATE (UNAUDITED) (1)

(in thousands of U.S. dollars)

	FOR THE THREE MONTHS ENDED MARCH 31,

	2003				2002

	Romania	Czech Republic	Corporate		Romania	Czech Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total

	$	$	$	$	$	$	$	$

Revenues
Services	54,789	15,215	—	70,004	52,188	8,314	—	60,502
Equipment	2,785	870	—	3,655	2,481	689	—	3,170

	57,574	16,085	—	73,659	54,669	9,003	—	63,672
Cost of services	10,248	7,000	—	17,248	9,768	4,721	—	14,489
Cost of equipment	3,980	1,287	—	5,267	4,731	832	—	5,563
Selling, general and administrative expenses	11,467	4,348	1,611	17,426	11,585	3,284	2,708	17,577

Operating income (loss) before depreciation and amortization	31,880	3,448	(1,611)	33,718	28,585	166	(2,708)	26,043
Depreciation and amortization	14,520	4,202	23	18,745	11,310	2,618	39	13,967

Proportionate operating income (loss)	17,359	(752)	(1,634)	14,973	17,275	(2,452)	(2,747)	12,076

Ultimate proportionate ownership	48.4%	19.9%	—	—	54.4%	19.4%	—	—
Consolidated operating income (loss)	35,827	(3,807)	(1,634)	30,386	31,978	(12,602)	(2,747)	16,629

(1)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees at the end of each reported period and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

TELESYSTEM INTERNATIONAL WIRELESS INC.

TIW’S NET DEBT POSITION AS AT MARCH 31, 2003 AND OTHER DATA (UNAUDITED)

(in thousands of U.S. dollars)

Investee Level				TIW's Net Debt

	Debt	Cash	Net Debt	Consolidated	Proportionate

	$	$	$	$	$

Investees
MobiFon	283,701	91,775	191,926	191,926	92,892
TIW Czech	—	242	(242)	(242)	(50)
Ceský Mobil	493,249	749	492,500	492,500	97,367
ClearWave (1)	—	1,639	(1,639)	(1,639)	(1,403)

Total Investees				682,545	188,806
Corporate	226,986	71,276	155,710	155,710	155,710

Total				838,255	344,516

(1)	Excludes inter-company demand loans

OUTSTANDING SHARE DATA AS AT APRIL 30, 2003

The following represents all equity shares outstanding and the number of Subordinate Voting Shares into which all securities are convertible, exercisable or exchangeable:

Subordinate
Voting Shares

Subordinate Voting Shares outstanding	467,171,780
Preferred Shares outstanding	35,000,000
Convertible instruments and other Outstanding granted employees and director’s stock options	47,297,182
Convertible Equity Subordinated Debentures	281,023

549,749,985